

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2023

Shirley Hu
Chief Financial Officer
Tencent Music Entertainment Group
Unit 3, Building D, Kexing Science Park
Kejizhongsan Avenue
Hi-TechPark, Nanshan District
Shenzhen, 518057, the People's Republic of China

      Re: Tencent Music Entertainment Group
          Form 20-F for the Year Ended December 31, 2022
          Filed April 25, 2023
          File No. 001-38751

Dear Shirley Hu:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology